                                                                      Exhibit 13

[HECLA LOGO]                                                               97-08

                      HECLA REPORTS SECOND QUARTER EARNINGS
                       For the Period Ended June 30, 1997
                           For release: July 31, 1997


      COEUR D'ALENE, IDAHO -- Hecla Mining Company (HL & HL-PrB:NYSE) today reported second quarter 1997 earnings of $1 million, or 2 cents per common share, on revenue of $48.1 million, after the payment of a quarterly dividend of $2 million to holders of preferred stock. This compares to earnings of $0.8 million, or 2 cents per common share, on revenue of $41.2 million in the second quarter of 1996.
      Increased production and lower costs at Hecla's gold operations contributed to the company's earnings during the second quarter, more than offsetting a decrease in precious metals and lead prices. A gain on the sale of Hecla's partial interest in the Buckhorn gold property in Nevada of $1.1 million was also a major factor in the second quarter performance. Hecla has retained a 4% joint venture interest in the property after selling an 8% interest to Placer
Dome  U.S.  Inc.       These  income  items  were  partly  offset  by  decreased
profitability  from   the  industrial  minerals  segment   and  an  increase  in
exploration expenditures compared to the second quarter of 1996. In addition, the second quarter of 1996 received the benefit of a $1.9 million insurance settlement, nonrecurring in the second quarter of this year.
      For the first six months of 1997, Hecla reported a loss of $0.5 million, or 1 cent per share, compared to earnings of $0.3 million, or 1 cent per share, during the first six months of 1996.

PRODUCTION AND COSTS
      Hecla produced significantly more silver and gold in the second quarter of this year, compared to the same period last year. Silver production more than tripled to 1.3 million ounces, with the increase primarily attributable to the start-up of the Greens Creek mine in Alaska. The company's average cash cost to produce an ounce of silver was $3.61 in the second quarter, compared to $4.48 during the same quarter a year ago.
      Gold production also improved, increasing from 30,909 ounces in the second quarter of 1996 to 45,429 ounces in the second quarter of this year. The start-up of the Rosebud gold mine in northern Nevada is primarily responsible for Hecla's improved gold production compared to a year ago. Average gold cash costs decreased substantially, dropping from $286 per ounce in last year's second quarter to $155 per ounce in the second quarter of 1997. Arthur Brown, Hecla's chairman and chief executive officer, said, "I'm pleased to be able to report earnings for the second quarter of this year, especially in view of the drop in precious metals and lead prices."

METALS PRICES
      Precious metals prices declined significantly, with the average price of gold during the second quarter of 1997 falling to $343 per ounce, compared to $390 in the second quarter of 1996. Silver also experienced the downturn, posting an average price of $4.76 per ounce in the second quarter, compared to $5.30 in the same period last year. Lead followed suit, decreasing nearly 9 cents per pound from a year ago, to 28.4 cents. The bright spot in the price arena was zinc, which increased 26% to an average of 59 cents per pound during the second quarter of 1997, compared to 46.7 cents per pound in the second quarter of 1996.
      Hecla's average realized price per ounce of gold sold during the first six months of 1997 was $373, compared to the London Final average price of $347 per ounce. The higher realized price is due to Hecla's hedging program, where the company enters into various contracts with gold traders to lock in attractive

    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
      6500 Mineral Drive * Coeur d'Alene, Idaho 83815-8788 * 208/769-4100
                               * FAX 208/769-4159
prices  for  future  gold  production.   About  44%  of Hecla's  remaining  1997
estimated gold production has been hedged at a minimum price of $374 per ounce.

METALS OPERATIONS
      Hecla's gold operations are performing above expectations in 1997. The Rosebud mine in northern Nevada began producing gold in April, yielding 12,227 ounces of gold for Hecla's account in its first three months of operation. Rosebud is a 50/50 joint venture with Newmont Gold Company. Hecla is managing the underground mine near Winnemucca, while Newmont processes the ore at its Twin Creeks gold operation. Start-up went smoothly, with the mine coming on-line ahead of schedule and well under budget. Rosebud produced gold at a very competitive average cash cost of $144 per ounce during the second quarter of 1997.
      In Mexico, the La Choya gold mine continues to be a low-cost performer. La Choya produced 39,175 ounces of gold in the first half of 1997 at an average cash cost of $184 per ounce. After four good years of operation, mining is expected to be completed in the first quarter of 1998, though processing of the heaps is expected to continue through at least the end of next year.
      The Greens Creek silver/zinc/gold/lead mine in Alaska, a joint venture with Kennecott Greens Creek Mining Company, produced 1,383,793 ounces of silver for Hecla's account so far this year, at an average cash cost of $2.32 per ounce. The mine's cash costs per ounce also include credits from by-product metals, so Greens Creek benefitted from the higher price of zinc during the second quarter of this year. Per ounce production costs are anticipated to decrease as ore grade improves throughout the year. Early third quarter mining results are indicating ore grades in the range of 30 ounces of silver per ton, compared to about 24 ounces per ton in the first six months of 1997.
      The Lucky Friday silver mine in North Idaho produced 947,561 ounces of silver in the first half of 1997 at a cash cost of $4.97 per ounce. Development of the new Lucky Friday expansion area adjacent to the underground workings is on schedule, and the new area should be in production beginning in 1998. The expansion area ore contains nearly twice the silver grade of the Lucky Friday main vein currently being mined. Per ounce production costs at Lucky Friday were higher during the first half of 1997 as compared to 1996. A major factor in the increased costs per ounce was the decrease in the price of lead, because lead production revenue is used to offset the cost per ounce of silver.

INDUSTRIAL MINERALS
      Performance in the industrial minerals segment did not meet expectations in the first half of the year. A $1.4 million reduction in gross profit from the Mountain West Products division in the first six months of 1997 compared to the first half of 1996 is the primary reason for the decreased performance from the industrial minerals segment. Mountain West produces and distributes bark to the landscape market, and sales were negatively impacted by the delay of spring weather this year and the resultant competitive pricing pressures. Sales at Hecla's other industrial minerals segment, Kentucky-Tennessee Clay Company, were also down slightly for the first six months of 1997, mainly in the kaolin and feldspar divisions.
      In early July, Kentucky-Tennessee Clay Company voluntarily suspended shipments of ball clay to all animal feed manufacturers. A small amount of K-T Clay's ball clay is used by animal feed producers to prevent animal feed from clumping. K-T Clay ships about 1% of its annual production for this use. The action was taken as a result of a discovery by the Food and Drug Administration that trace levels of dioxin of about 3 parts per trillion (0.000000000003) existed in the edible meat of two chickens out of a sample size of 80 chickens.


    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
      6500 Mineral Drive * Coeur d'Alene, Idaho 83815-8788 * 208/769-4100
                               * FAX 208/769-4159

The source of dioxin was traced to the ball clay in the feed. The FDA determined there is no health risk, but as a precaution, halted shipments from some poultry processors and egg producers until they certify their product is dioxin free. Mine Safety and Health Administration officials have tested the mining operation the clay came from and have determined there is no health risk to K-T Clay employees working with the clay. Testing to identify the source of the low levels of dioxin in the ball clay is continuing. Initial results indicate that dioxin may be an inherent characteristic of ball clay deposits. K-T Clay is cooperating fully with federal agencies in this matter and does not believe there will be any long-term material impact on the business.

STAR PHOENIX
      On July 14, the Idaho State Supreme Court again ruled in Hecla's favor by denying Star Phoenix Mining Company's request for rehearing of its claim against Hecla, bringing the case to its final conclusion. Star Phoenix requested a rehearing on April 22, 1997, after the Court handed down its decision affirming Hecla's right to terminate Star Phoenix's 1990 lease of the Star-Morning mine in North Idaho. The Supreme Court held that Hecla's actions were proper.

CONCLUSION
      Arthur Brown said he's pleased that Hecla's gold operations are performing so well. "They are proving to be low-cost operations and are exceeding expectations." He said the company's silver properties are also performing well, especially considering Lucky Friday is in the middle of a major development project. He added, "I'm disappointed with the current level of precious metals prices. However, our aim is to develop and run low-cost operations that can weather the low end of the price cycle, and I'm confident our mines are on track to accomplish that."
      Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.
      Statements made which are not historical facts, such as anticipated production, sales or discussions of goals are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production and project development risks. Refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results.

     Hecla Mining Company news releases can be accessed on the Internet at:
                           http://www.hecla-mining.com
          You can also request a free fax of this entire news release from BusinessWire NewsOnDemand at 800-344-7826







    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
      6500 Mineral Drive * Coeur d'Alene, Idaho 83815-8788 * 208/769-4100
                               * FAX 208/769-4159

                                  HECLA MINING COMPANY
     (dollars in thousands, except per share, per ounce and per pound amounts -
                                   unaudited)

                                               Second Quarter Ended                   Six Months Ended
                                           ------------------------------       ------------------------------
HIGHLIGHTS                                 June 30, 1997    June 30, 1996       June 30, 1997    June 30, 1996
--------------------------------------------------------------------------------------------------------------
FINANCIAL DATA
--------------------------------------------------------------------------------------------------------------
Total revenue                              $    48,139      $    41,237         $   91,746       $     84,878
Gross profit                                     6,784            3,028             10,962              6,963
Net income                                       3,054            2,801              3,572              4,276
Income (loss) applicable to
    common shareholders                          1,041              788               (453)               251
Income (loss) per common share                    0.02             0.02              (0.01)              0.01
Cash flow provided (used) by
   operating activities                          6,777            6,787               (945)             6,422
--------------------------------------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
--------------------------------------------------------------------------------------------------------------
Gold operations                            $    14,549      $    12,452         $   29,924       $     31,467
Silver operations                                8,240            3,453             16,916              7,929
Industrial minerals                             23,280           24,618             41,685             44,074
                                           -----------      -----------         ----------       ------------
  Total sales                              $    46,069      $    40,523         $   88,525       $     83,470
--------------------------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
--------------------------------------------------------------------------------------------------------------
Gold operations                            $     4,797      $    (1,306)        $    7,827       $        883
Silver operations                                 (925)            (304)            (1,565)              (196)
Industrial minerals                              2,912            4,638              4,700              6,276
                                           -----------      -----------         ----------       ------------
  Total gross profit                       $     6,784      $     3,028         $   10,962       $      6,963
--------------------------------------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
--------------------------------------------------------------------------------------------------------------
Gold - Ounces                                   45,429           30,909             89,333             78,181
Silver - Ounces                              1,280,306          415,821          2,524,504            951,821
Lead  - Tons                                     6,415            4,421             12,997              9,998
Zinc  - Tons                                     4,354              770              8,562              1,776
Industrial minerals - Tons shipped             272,253          292,886            519,463            547,924
Average cost per ounce of gold produced:
  Cash operating costs ($/oz.)                     146              281                169                267
  Total cash costs ($/oz.)                         155              286                175                271
  Total production costs ($/oz.)                   225              385                233                366
Average cost per ounce of silver produced:
  Cash operating costs ($/oz.)                    3.61             4.48               3.40               4.58
  Total cash costs ($/oz.)                        3.61             4.48               3.40               4.58
  Total production costs ($/oz.)                  5.23             5.79               5.27               5.84
--------------------------------------------------------------------------------------------------------------
AVERAGE METAL PRICES
--------------------------------------------------------------------------------------------------------------
Gold - Realized ($/oz.)                            371              399                373                400
Gold - London Final ($/oz.)                        343              390                347                395
Silver - Handy & Harman ($/oz.)                   4.76             5.30               4.89               5.42
Lead - LME Cash (cents/pound)                     28.4             37.0               29.6               35.9
Zinc - LME Cash (cents/pound)                     59.0             46.7               56.1               46.9






                                        HECLA MINING COMPANY
                                    Consolidated Balance Sheets
                           (dollars and shares in thousands - unaudited)

                                                                           June 30, 1997     Dec. 31, 1996
----------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                                  $    8,626       $    8,256
  Accounts and notes receivable                                                  31,575           24,168
  Income tax refund receivable                                                    1,083            1,262
  Inventories                                                                    19,775           22,879
  Other current assets                                                            1,590            2,284
                                                                             ----------       ----------
     Total current assets                                                        62,649           58,849
Investments                                                                       2,388            1,723
Restricted investments                                                            6,861           20,674
Properties, plants and equipment, net                                           178,452          177,755
Other noncurrent assets                                                           8,292            9,392
                                                                             ----------       ----------
Total assets                                                                 $  258,642       $  268,393
                                                                             ==========       ==========
----------------------------------------------------------------------------------------------------------
LIABILITIES
----------------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses                                      $   12,047       $   17,377
  Accrued payroll and related benefits                                            3,047            3,232
  Preferred stock dividends payable                                               2,012            2,012
  Accrued taxes                                                                   1,198            1,427
  Accrued reclamation and closure costs                                           8,568            8,664
                                                                             ----------       ----------
     Total current liabilities                                                   26,872           32,712
Deferred income taxes                                                               359              359
Long-term debt                                                                   15,141           38,208
Accrued reclamation and closure costs                                            41,031           45,953
Other noncurrent liabilities                                                      6,856            5,653
                                                                             ----------       ----------
Total liabilities                                                                90,259          122,885
                                                                             ----------       ----------
----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------
Preferred stock                                                                     575              575
Common stock                                                                     13,789           12,800
Capital surplus                                                                 374,016          351,559
Accumulated deficit                                                            (214,063)        (213,610)
Net unrealized loss on investments                                                 (150)             (32)
Foreign currency translation adjustment                                          (4,898)          (4,898)
Treasury stock                                                                     (886)            (886)
                                                                             ----------       ----------
Total shareholders' equity                                                      168,383          145,508
                                                                             ----------       ----------
Total liabilities and shareholders' equity                                   $  258,642       $  268,393
                                                                             ==========       ==========
Common shares outstanding at end of period                                       55,095           51,137
                                                                             ==========       ==========

                              HECLA MINING COMPANY
                       Consolidated Statements of Operations

       (dollars and shares in thousands, except per share amounts - unaudited)

                                                    Second Quarter Ended                      Six Months Ended
                                             ----------------------------------       ----------------------------------
                                             June 30, 1997        June 30, 1996       June 30, 1997        June 30, 1996
                                             -------------        -------------       -------------        -------------
Sales of products                              $    46,069          $    40,523         $    88,525          $    83,470
                                               -----------          -----------         -----------          -----------
Cost of sales and other direct
    production costs                                34,234               33,072              68,160               66,625
Depreciation, depletion and
    amortization                                     5,051                4,423               9,403                9,882
                                               -----------          -----------         -----------          -----------
                                                    39,285               37,495              77,563               76,507
                                               -----------          -----------         -----------          -----------
Gross profit                                         6,784                3,028              10,962                6,963
                                               -----------          -----------         -----------          -----------
Other operating expenses:
  General and administrative                         1,912                1,873               4,033                3,824
  Exploration                                        2,438                1,187               3,792                1,990
  Depreciation and amortization                         78                   85                 157                  174
  Provision for (benefit from) closed
     operations and environmental matters              (41)              (2,618)                148               (2,801)
                                               -----------          -----------         -----------          -----------
                                                     4,387                  527               8,130                3,187
                                               -----------          -----------         -----------          -----------
Income from operations                               2,397                2,501               2,832                3,776
                                               -----------          -----------         -----------          -----------
Other income (expense):
  Interest and other income                          2,070                  714               3,221                1,408
  Miscellaneous expense                               (308)                (375)               (777)                (709)
  Gain on investments                                  - -                  110                 - -                  130
  Interest expense:
    Total interest cost                               (585)                (728)             (1,420)              (1,349)
    Less amount capitalized                            116                  566                 477                1,043
                                               -----------          -----------         -----------          -----------
                                                     1,293                  287               1,501                  523
                                               -----------          -----------         -----------          -----------
Income before income taxes                           3,690                2,788               4,333                4,299
Income tax benefit (provision)                        (636)                  13                (761)                 (23)
                                               -----------          -----------         -----------          -----------
Net income                                           3,054                2,801               3,572                4,276
Preferred stock dividends                           (2,013)              (2,013)             (4,025)              (4,025)
                                               -----------          -----------         -----------          -----------
Income (loss) applicable to common
    shareholders                               $     1,041          $       788         $      (453)         $       251
                                               ===========          ===========         ===========          ===========

Income (loss) per common share                 $      0.02          $      0.02         $     (0.01)         $      0.01
                                               ===========          ===========         ===========          ===========

Weighted average number of common
    shares outstanding                              55,091               51,134              53,960               51,131
                                               ===========          ===========         ===========          ===========

                                     HECLA MINING COMPANY
                            Consolidated Statements of Cash Flows
                                 (in thousands - unaudited)

                                                                                      Six Months Ended
                                                                              --------------------------------
                                                                               June 30, 1997     June 30, 1996
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------------------
Net income                                                                       $    3,572       $    4,276
Noncash elements included in net income:
  Depreciation, depletion and amortization                                            9,560           10,056
  Loss (gain) on disposition of properties, plants and equipment                     (1,089)             149
  Gain on investments                                                                   - -             (130)
  Provision for reclamation and closure costs                                           474            1,508
Change in:
  Accounts and notes receivable                                                      (7,407)         (11,086)
  Income tax refund receivable                                                          179              169
  Inventories                                                                         3,104            1,019
  Other current assets                                                                  694             (251)
  Accounts payable and accrued expenses                                              (5,330)           2,111
  Accrued payroll and related benefits                                                 (185)            (483)
  Accrued taxes                                                                        (229)             113
  Accrued reclamation and other noncurrent liabilities                               (4,288)          (1,029)
                                                                                 ----------       ----------
Net cash provided (used) by operating activities                                       (945)           6,422
                                                                                 ----------       ----------
--------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------------------
Additions to properties, plants and equipment                                       (10,322)         (18,909)
Proceeds from disposition of properties, plants and equipment                         1,242               91
Proceeds from sale of investments                                                       - -              130
Decrease (increase) in restricted investments                                        13,813             (155)
Purchase of investments and increase in cash surrender
      value of life insurance, net                                                     (983)            (383)
Other, net                                                                            1,011           (1,504)
                                                                                 ----------       ----------
Net cash provided (used) by investing activities                                      4,761          (20,730)
                                                                                 ----------       ----------
--------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------------
Issuance of common stock, net of offering costs                                      23,446           22,028
Dividends on preferred stock                                                         (4,025)          (4,025)
Borrowings against cash surrender value of life insurance                               200              401
Borrowing on long-term debt                                                          27,000           30,500
Repayment on long-term debt                                                         (50,067)         (32,909)
                                                                                 ----------       ----------
Net cash provided (used) by financing activities                                     (3,446)          15,995
                                                                                 ----------       ----------
Net increase in cash and cash equivalents                                               370            1,687
Cash and cash equivalents at beginning of period                                      8,256            4,024
                                                                                 ----------       ----------
Cash and cash equivalents at end of period                                       $    8,626       $    5,711
                                                                                 ==========       ==========

                                             HECLA MINING COMPANY
                                               Production Data

                                                    Second Quarter Ended                      Six Months Ended
                                              --------------------------------        ----------------------------------
                                             June 30, 1997        June 30, 1996       June 30, 1997        June 30, 1996
------------------------------------------------------------------------------------------------------------------------
LA CHOYA UNIT
------------------------------------------------------------------------------------------------------------------------
Tons of ore processed                              580,664              934,735           1,332,619            1,977,805
Days of operation                                       91                   91                 181                  182
Mining cost per ton                                  $2.09                $2.72               $2.59                $2.52
Ore grade crushed - Gold (oz./ton)                   0.026                0.028               0.031                0.023
Gold produced (oz.)                                 18,820               18,679              39,175               39,715
Silver produced (oz.)                                2,154                1,694               4,089                4,046
Average cost per ounce of gold produced:
  Cash operating costs                                $160                 $174                $183                 $175
  Total cash costs                                    $161                 $174                $184                 $175
  Total production costs                              $200                 $290                $224                 $289
------------------------------------------------------------------------------------------------------------------------
ROSEBUD UNIT (Reflects Hecla's 50% share)
------------------------------------------------------------------------------------------------------------------------
Tons of ore mined                                   38,180                  - -              38,180                  - -
Tons of ore milled                                  32,539                  - -              32,539                  - -
Days of operation                                       91                  - -                  91                  - -
Mining cost per ton                                 $28.12                  - -              $28.12                  - -
Milling cost per ton                                $10.83                  - -              $10.83                  - -
Ore grade milled - Gold (oz./ton)                    0.444                  - -               0.444                  - -
Ore grade milled - Silver (oz./ton)                   2.95                  - -                2.95                  - -
Gold produced (oz.)                                 12,227                  - -              12,227                  - -
Silver produced (oz.)                               54,234                  - -              54,234                  - -
Average cost per ounce of gold produced:
  Cash operating costs                                $123                  - -                $123                  - -
  Total cash costs                                    $144                  - -                $144                  - -
  Total production costs                              $263                  - -                $263                  - -
------------------------------------------------------------------------------------------------------------------------
GROUSE CREEK UNIT (1)
------------------------------------------------------------------------------------------------------------------------
Tons of ore milled                                 165,170              104,386             628,890              545,269
Days of operation                                       27                   19                 101                   99
Surface mining cost per ton                          $8.68                $3.12               $7.47                $4.10
Milling cost per ton                                 $6.09                $5.33               $6.55                $6.13
Ore grade milled - Gold (oz./ton)                    0.035                0.053               0.041                0.045
Ore grade milled - Silver (oz./ton)                   0.33                 0.39                0.33                 0.41
Gold produced (oz.)                                  9,088                5,195              26,622               23,534
Silver produced (oz.)                               52,359               23,324             132,651              124,544
Average cost per ounce of gold produced:
  Cash operating costs (2)                             - -                 $311                 - -                 $300
  Total cash costs (2)                                 - -                 $311                 - -                 $300
  Total production costs (2)                           - -                 $385                 - -                 $378

                                                              (cont.)

                                             HECLA MINING COMPANY
                                            Production Data (cont.)

                                                    Second Quarter Ended                      Six Months Ended
                                             ----------------------------------       ----------------------------------
                                             June 30, 1997        June 30, 1996       June 30, 1997        June 30, 1996
------------------------------------------------------------------------------------------------------------------------
LUCKY FRIDAY UNIT
------------------------------------------------------------------------------------------------------------------------
Tons of ore milled                                  50,334               40,032              97,691               82,761
Days of operation                                       64                   64                 127                  126
Mining cost per ton                                 $44.47               $49.81              $45.46               $52.38
Milling cost per ton                                 $7.33                $6.81               $7.16                $7.08
Ore grade milled - Silver (oz./ton)                   9.86                 9.87                9.94                10.07
Silver produced (oz.)                              488,014              389,165             947,561              817,785
Lead produced (tons)                                 5,031                4,421              10,135                9,998
Zinc produced (tons)                                   838                  770               1,757                1,776
Average cost per ounce of silver produced:
  Cash operating costs                               $5.48                $4.48               $4.97                $4.58
  Total cash costs                                   $5.48                $4.48               $4.97                $4.58
  Total production costs                             $6.73                $5.79               $6.27                $5.84
------------------------------------------------------------------------------------------------------------------------
GREENS CREEK (3)(Reflects Hecla's 29.73% share)
------------------------------------------------------------------------------------------------------------------------
Tons of ore milled                                  36,283                  - -              73,063                  - -
Days of operation                                       91                  - -                 181                  - -
Mining cost per ton                                 $37.65                  - -              $36.55                  - -
Milling cost per ton                                $22.08                  - -              $21.60                  - -
Ore grade milled - Silver (oz./ton)                  24.26                  - -               24.40                  - -
Silver produced (oz.)                              682,956                  - -           1,383,793                  - -
Gold produced (oz.)                                  3,918                  - -               7,840                  - -
Lead produced (tons)                                 1,384                  - -               2,862                  - -
Zinc produced (tons)                                 3,516                  - -               6,805                  - -
Average cost per ounce of silver produced:
  Cash operating costs (3)                           $2.28                  - -               $2.32                  - -
  Total cash costs (3)                               $2.28                  - -               $2.32                  - -
  Total production costs (3)                         $4.15                  - -               $4.59                  - -
------------------------------------------------------------------------------------------------------------------------
OTHER
------------------------------------------------------------------------------------------------------------------------
Gold produced (oz.)                                  1,376                7,035               3,469               14,932
Silver produced (oz.)                                  589                1,638               2,176                5,446

(1)The ownership  percentage of the Grouse Creek mine has  increased to 100% as of February 1, 1997, as  compared to 80.71%
at June 30, 1996.

(2)Operations at the Grouse Creek mine were  completed in April 1997; as such, no cost per ounce amounts are  reported for the 1997 period.

(3)The Greens Creek mine  recommenced operations on July 29,  1996, on a start-up basis.   Full production was achieved
in January 1997.

                                             HECLA MINING COMPANY
                                             CAPITAL EXPENDITURES


                                                     Six Months Ended
                                              ------------------------------
(dollars in thousands)                        June 30, 1997    June 30, 1996
                                              -------------    -------------
Rosebud (50.00%*)                               $    4,256        $   1,130
Lucky Friday                                         2,701            1,549
Greens Creek (29.73%*)                                 751            9,898
American Girl (47.00%*)                                - -            1,643
Grouse Creek                                           - -            3,065
Industrial minerals                                  1,739              419
Capitalized interest                                   477            1,043
Other                                                  398              162
                                                ----------        ---------
  Total Capitalized                             $   10,322        $  18,909
                                                ==========        =========

*Hecla's share
                                         HEDGED GOLD POSITION
                                          As of June 30, 1997

Min-Max options:                 17,220 ounces @ Average Min. $396 per ounce,
                                                 Average Max. $461 per ounce
Spot deferred contracts:         10,000 ounces @ $349 per ounce
Forward contracts:               23,600 ounces @ $354 per ounce

  Total                          50,820 ounces hedged